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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                TELTRONICS, INC.
                                ----------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                          ----------------------------
                         (Title of Class of Securities)

                                  879698 30 6
                                  ------------
                                 (CUSIP Number)

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 879698 30 6

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1.       Name of Reporting Person and I.R.S. Identification Number

         Sirrom Capital Corporation - Taxpayer I.D. 62-1583116
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2.       Check the Appropriate Row if a Member of a Group

         a.    N/A
         b.    N/A

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3.       SEC Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization

         Tennessee

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Number of Shares Beneficially Owned by Each Reporting Person With:

5.       Sole Voting Power               1,062,500 shares of Common Stock, receivable upon conversion of Convertible Debenture due February 13, 2002
6.       Shared Voting Power             0 - N/A
7.       Sole Dispositive Power          1,062,500 shares of Common Stock, receivable upon conversion of Convertible Debenture due February 13, 2002
8.       Shared Dispositive Power        0 - N/A

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
9.       Aggregate Amount Beneficially
         Owned by Each Reporting Person     1,062,500 shares of Common Stock, receivable
                                            upon conversion of Convertible Debenture
                                            due February 13, 2002
----------------------------------------------------------------------------------------

10.      Check if the Aggregate Amount in
         Row (9) Excludes Certain Shares

                  N/A
----------------------------------------------------------------------------------------

11.      Percent of Class Represented by
         Amount in Row (9)                  24.6% of Common Stock, which represents
                                            12.8% of voting power of Teltronics, Inc.

----------------------------------------------------------------------------------------

12.      Type of Reporting Person              IV
----------------------------------------------------------------------------------------






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ITEM 1(A).        NAME OF ISSUER:

                  Teltronics, Inc.

ITEM 1(B).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  2150 Whitfield Industrial Way
                  Sarasota, Florida  34243

ITEM 2(A).        NAME OF PERSON FILING:

                  Sirrom Capital Corporation

ITEM 2(B).        ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                  500 Church Street, Suite 200
                  Nashville, Tennessee 37219

ITEM 2(C).        CITIZENSHIP/STATE OF ORGANIZATION:

                  Tennessee

ITEM 2(D)         TITLE OF CLASS OF SECURITIES:

                  Common Stock, par value $.001 per share

ITEM 2(E)         CUSIP NUMBER:

                  879698 30 6

ITEM 3.           FILING PURSUANT TO RULE 13D-1(B):

                  This statement is filed pursuant to Rule 13d-1(b). The person filing is an Investment Company registered under section 8 of the Investment Company Act.

ITEM 4.           OWNERSHIP:

             (a) Amount Beneficially Owned: 1,062,500 shares of Common Stock, receivable upon conversion of Convertible Debenture due February 13, 2002.

             (b) Percent of Class: 24.6% of Common Stock, which represents 12.8% of voting power of Teltronics, Inc.

             (c)  Number of shares as to which such person has:
                  (i) sole power to vote or direct the vote: 1,062,500, only upon conversion
                  (ii)  shared power to vote or to direct the vote: N/A
                  (iii) sole power to dispose or to direct the disposition of:
                        1,062,500, only upon conversion
                  (iv)  shared power to dispose or to direct the disposition of:
                        N/A



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ITEM 5.         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                N/A

ITEM 6.         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

                N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                COMPANY:

                N/A.

ITEM 8.         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                N/A.

ITEM 9.         NOTICE OF DISSOLUTION OF GROUP:

                N/A.

ITEM 10. CERTIFICATION:

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


Dated:  March 10, 1997           SIRROM CAPITAL CORPORATION


                                 By:   /s/ Carl W. Stratton
                                       -----------------------------------------
                                       Carl W. Stratton, Chief Financial Officer



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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13G is true, complete, and correct.


Dated:  March 10, 1997           SIRROM CAPITAL CORPORATION


                                 By:   /s/ Carl W. Stratton
                                       -----------------------------------------
                                       Carl W. Stratton, Chief Financial Officer



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